
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2010

By U.S. Mail and Facsimile (415) 281-1350

John C. Ricci
General Counsel
Green Dot Corporation
605 East Huntington Drive, Suite 205
Monrovia, California 91016

Re: Green Dot Corporation
Registration Statement on Form S-1
Filed February 26, 2010
File No. 333-165081

Dear Mr. Ricci:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General Comments on This Filing

1.   Please provide a price range, indicate the number of shares being offered, and fill in all corresponding blanks as soon as possible. Since the price range, in particular, triggers a number of disclosure matters, we will need sufficient time to process the amendments

when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. We note that the company entered into a definitive agreement in February of 2010 to acquire a bank holding company. Please revise your disclosure to identify the target company in the anticipated acquisition and disclose all material information concerning the merger transaction, the merger agreement, and the target. In particular, provide the audited and pro forma financial statements required by Rule 3-05 and Article 11 of Regulation S-X respectively.   File the merger agreement as an exhibit or provide your analysis identifying how you determined that the agreement did not need to be filed as an exhibit.

3. Tell us how you concluded that your agreement with PayPal was not a material contract, or otherwise did not need to be filed as an exhibit to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

4. Please revise the registration statement to provide updated financial statements and provide a current consent in your next amendment. Refer to Rule 3-12 of Regulation S-X.

5. We note in several instances throughout your registration statement that you provide "proforma-as adjusted" information, often in columnar format (for example, in the Capitalization table provided on page 28). Considering (in the example previously referenced) footnote (1) to the table discusses variability and that amounts may change, it is not clear as to the overall purpose of this column in your table. Please advise or revise to remove this column throughout your registration statement and move the footnote reference to the preceding column (i.e. Proforma column).

Use of Proceeds, page 27

6. Please clarify to what extent the current proceeds will be used for the anticipated acquisition.

Management's Discussion and Analysis of Financial Condition, page 35

General

7. You state on page 9 that many of your cardholders use their cards infrequently or do not reload their cards. To the extent available, please provide statistics regarding card usage and retention, both current percentages and trends over the last five years.

8. In a number of locations throughout the document, you point to the fact that Wal-Mart and three of your other distributors contributed for more than 87% of your operating revenue.   On page F-30, it appears that one of your largest suppliers, CVS, declined from

17% to 0% of your settlement assets from July 2008 to October 2009. Please tell us, with a view towards revised disclosure, the reason for such a decline in the amount of settlement assets from one of your largest customers.

9. Please tell us if you have generated, as of the most recent stub period, any significant revenues or card sales as a result of your agreement with PayPal.

Operating Expenses, page 39

10. On page 60 you indicate that part of your growth strategy going forward will be to "broaden awareness of the Green Dot brand." However, in your most recent stub period, you spend less on television and in-store advertising. Please revise your discussion to provide management's view as to how your revised spending on advertising affects your expected growth strategy.

Critical Accounting Policies and Estimates

Reserve for Uncollectible Overdrawn Accounts, page 51

11. We note the continued increase in the provision for uncollectible overdrawn accounts being recognized in each fiscal and interim period presented. So that the reader will have a better understanding of the nature of and types of these losses please address the following:
   - Address why it is appropriate to recognize monthly maintenance fees on any of the types of cards (reloadable or non-reloadable) outstanding which are not active or which have insufficient funds;
   - Address how the company determines the collectability of these maintenance fees on the date these revenues are recorded;
   - Address the actual collectability rates of these receivables on these types of cards;
   - Explain the relationship of the "amounts due to issuing banks for overdrawn accounts" to the accounts receivable amounts being recorded by the Company;
   - Address the specific repayment terms of the "amounts due to issuing banks for overdrawn accounts" as noted in the contractual agreements; and
   - Provide us with an aging analysis of the accounts receivable as of July 31, 2009 and a more recent interim or audited period.

Stock-Based Compensation, page 51

12. Please revise to disclose, in greater detail, the significant additional factors considered and assumptions made in determining the fair value of the underlying common stock at each option grant date. Your disclosures should describe and quantify each of the significant assumptions for each of the valuation periods and describe the basis for those determinations. Your disclosures should address how the market and income approaches were weighted at each valuation date and explain the basis for that weighting. You

should also describe, in greater detail, how you allocated the enterprise value between your preferred and common stock.

13.   Discuss, in greater detail, each significant factor contributing to the difference between the estimated IPO price and the fair value determined, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

14.   Tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

15.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

Business, page 56

16.   In both this section and in the Summary, you promote "network effects" achieved through your Green PlaNET network as a competitive advantage that you have over other participants. However, you also indicate that many of your users conduct their transactions through either the VISA or MasterCard networks. Also, it appears that network interchange fees account for a significant percentage of your revenues. Please revise this section to explain how your Green PlaNET network operates in conjunction with the card interchange networks that your customers use to conduct transactions using their cards. Make conforming changes to the similar disclosure in the Summary.

17.   Revise your disclosure on page 60 to explain how Green Dot is more vertically integrated than its competitors. Make conforming changes to your disclosure in the Summary.

Principal and Selling Stockholders, page 98

18.   We note the designation "other selling stockholders" at the bottom of the stockholders tables on pages 98 and 101. Please revise to add the names of the additional selling shareholders. Refer to Item 507 of Regulation S-K.

Description of Capital Stock, page 102

19.   Revise this section to discuss any differences between the Class A and Class B shares with regards to distributions. Please clarify if the Board can declare a dividend or other distribution for one class of common shareholders and not for another.

Underwriting, page 110

20.   Please revise to clarify that the underwriting arrangements apply to the selling stockholder shares as well as shares being issued by the company.

Consolidated Balance Sheets, page F-3

21.   We note the pro forma disclosure of the outstanding convertible preferred stock into common stock. Given that there will be two classes of common stock outstanding (Class A and B), the disclosures should be revised to indicate into which class of common stock these converted preferred shares will be converted. Please advise and revise as necessary.

Consolidated Statement of Operations, page F-4

22.   We note that in connection with this offering, the Company will now have two classes of common stock. Please tell us what consideration you have given to the two-class method earnings per share presentation on a pro forma basis. We refer you to ASC 260-10-45 paragraphs 59A-60B and Rule 11-01(a) (8) of Regulation S-X as well as the disclosure requirements of ASC 260-10-50. Please advise and revise as necessary.

Notes to Consolidated Financial Statements

Note 1. Unaudited Pro Forma Information, page F-7

25.   Please revise to disclose the rights and terms associated with each of the two classes of common stock.

Note 11. Stock-Based Compensation, page F-23

26.   Please consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Recent Sales of Unregistered Securities, page II-2

27.   With respect to items 1-3, please revise to state the specific exemption relied on. For each Regulation D offering, state whether you relied on Rule 504, 505 or 506.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Laird H. Simmons III, Esq.
        William L. Hughes, Esq.
        James D. Evans, Esq.
        Fenwick & West LLP
        801 California Street
        Mountain View, California 94041

        William V. Fogg, Esq.
        Daniel O'Shea, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eighth Avenue
        New York, New York, 10019